

December 4, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Zacks Trust
        Issuer CIK: 0001760588
        Issuer File Number: 333-232634 / 811-23435
        Form Type: 8-A12B
        Filing Date: December 4, 2024

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Zacks Focus Growth ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications